Exhibit 20.3

FOR IMMEDIATE RELEASE                       TRADED:  NASDAQ:  WIDEF, WIDWF
APRIL 10, 1997                                       BOSTON:  WDE, WDEW


                       WIDECOM ANNOUNCES COMPLETION OF
                         WARRANT REDEMPTION PROGRAM


      Mississauga, Ontario, Canada -- The WideCom Group Inc. announced today that it had completed its warrant redemption program.

      Pursuant to the redemption program, half of the Company's publicly-traded warrants (Nasdaq: "WIDWF"; BSE: "WDEW") were tendered for exercise, resulting in net proceeds to the Company of approximately $2.7 million. None of the Company's publicly-trade warrants were, therefore, redeemed.

      As previously announced, the remaining half of the Company's publicly-traded warrants continue to trade in the market and the exercise price of those warrants has reverted to $4.00 per share.

The WideCom Group Inc. designs, manufactures and markets high-speed, high-performance, wide-format document management systems. WideCom's product lines include its 36" WIDEfax(R) facsimile machines, engineering scanners and direct imaging plotters. WideCom distributes its products directly through VARs, OEMs and distributors internationally.